SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Arowana Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G05011 104
(CUSIP Number)

Kevin T. Chin Arowana Inc. Level 11, 153 Walker Street North Sydney, NSW 2060 Australia
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G05011 104	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kevin T. Chin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 951,260 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 951,260 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,260 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. G05011 104	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Panaga Group Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 951,260 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 951,260 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,260 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G05011 104	SCHEDULE 13D	Page 4 of 10 Pages

This Schedule 13D (“Schedule 13D”) is filed by Kevin T. Chin and The Panaga Group Trust (“Panaga”) with respect to ownership of ordinary shares, par value $0.0001 (the “Ordinary Shares”) of Arowana Inc., a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 10,859,000 Ordinary Shares outstanding as of May 12, 2015.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.

Item 2. Identity and Background.

Mr. Chin’s business address, and the address of Panaga, is Level 11, 110 Mary St., Brisbane Queensland 4000, Australia. Mr. Chin is Executive Chairman of the Board and Chief Executive Officer of the Issuer.

Mr. Chin is a beneficiary of Panaga and one of the directors of the corporate trustee of Panaga.

Neither Mr. Chin nor Panaga has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Mr. Chin nor Panaga has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Chin is a citizen of Australia. Panaga is an Australian trust.

Item 3. Sources and Amount of Funds or Other Consideration.

In October 2014, Panaga was issued an aggregate of 379,500 Ordinary Shares of the Issuer, at a price of approximately $0.01 per share. In February 2015 Panaga was issued an aggregate of 75,900 ordinary shares by way of capitalization under Cayman Islands law resulting in the Initial Shareholders (defined below) owning an aggregate of 2,070,000 insider shares. Such issuance was made in order to maintain the Initial Shareholders’ ownership at 20% of the issued and outstanding ordinary shares upon consummation of the issuer’s initial public offering offering (excluding ownership of the private units described in this item below) (“IPO”).

CUSIP No. G05011 104	SCHEDULE 13D	Page 5 of 10 Pages

Subsequent to the initial issuance of Ordinary Shares described above, Panaga purchased 372,579 from an initial shareholder for the same price originally paid by such shareholder for such shares.

Pursuant to a subscription agreement dated April 30, 2015 (“Subscription Agreement”) Panaga also acquired an aggregate of 110,200 units (“Private Units”) of the Issuer, each Private Unit consisting of one Ordinary Share, one right (“Right”) to receive one-tenth (1/10) of one Ordinary Share on the consummation of a Business Combination (defined in Item 4 below), and one warrant (“Warrant”) to purchase one-half (1/2) of one Ordinary Share upon the later of the consummation of a Business Combination or April 30, 2016. The acquisition of the Private Units was consummated on May 6, 2015, simultaneously with the closing of the Issuer’s IPO. These Private Units were purchased at a price of $10.00 per Private Unit, for an aggregate purchase price of $1,102,000. Panaga used its working capital to purchase the foregoing Private Units.

On May 8, 2015 the underwriters in the IPO exercised the over-allotment option of 1,080,000 additional units in full. The over-allotment option of the additional units closed on May 12, 2015. As a result, Panaga purchased an additional 13,081 Private Units pursuant to the Subscription Agreement. These Private Units were purchased at a price of $10.00 per Private Unit, for an aggregate purchase price of $130,810. Panaga used its working capital to purchase the foregoing Private Units.

Item 4. Purpose of Transaction.

The acquisitions reported on in this Schedule 13D were made for investment purposes. Mr. Chin and Panaga may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. As described above in Item 3, Panaga holds 123,281 Warrants which will entitle it to purchase an aggregate of 61,641 Ordinary Shares of the Issuer once such Warrants become exercisable. Additionally, Panaga holds 123,281 Rights which will entitle it to receive 12,328 Ordinary Shares upon the Issuer’s consummation of a Business Combination. Except as described herein, neither Mr. Chin nor Panaga has any other agreements to acquire additional Ordinary Shares at this time.

As Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Chin is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors. Additionally, as the Issuer’s business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination (“Business Combination”), Mr. Chin, as Chief Executive Officer and Chairman, is actively involved in pursuing a suitable target for the Issuer’s Business Combination and will be actively involved in effecting any such Business Combination if the Issuer’s business plan is successful, which may also result in a change in the Issuer’s board of directors, corporate structure, charter or bylaws.

CUSIP No. G05011 104	SCHEDULE 13D	Page 6 of 10 Pages

Except as discussed above, neither Mr. Chin nor Panaga, have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Panaga is the beneficial owner of 951,260 Ordinary Shares of the Issuer or approximately 8.8 % of the Issuer’s outstanding Ordinary Shares. Panaga has sole voting and dispositive power over the shares it holds. This does not include (a) 12,328 Ordinary Shares issuable upon conversion of the 123,281 Rights of the Issuer held by Panaga or (b) 61,641 Ordinary Shares issuable upon the exercise of 123,281 Warrants of the Issuer held by Panaga.

Mr. Chin is a beneficiary of Panaga and one of the directors of the corporate trustee of Panaga. Accordingly he may be deemed to have voting and dispositive power over the shares held by Panaga. Mr. Chin disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that Mr. Chin is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

In the last 60 days, neither Mr. Chin nor Panaga have effected any transactions of the Issuer’s Ordinary Shares, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Panaga is party to a Registration Rights Agreement, dated April 30, 2015, by and among the Issuer and the other shareholders of the Issuer prior to its IPO (collectively, the “Initial Shareholders”) and EarlyBirdCapital, Inc (“Registration Rights Agreement”), a Share Escrow Agreement, dated April 30, 2015, by and among the Issuer, the Initial Shareholders and Continental Stock Transfer & Trust Company, as escrow agent (“Escrow Agreement”), and a letter agreement, dated April 30, 2015, addressed to the Issuer and EarlyBirdCapital, Inc. (“Insider Letter Agreement”). Mr. Chin is also party to an Insider Letter Agreement.

CUSIP No. G05011 104	SCHEDULE 13D	Page 7 of 10 Pages

Pursuant to the Registration Rights Agreement, the Initial Shareholders, including Panaga. are entitled to registration rights for the Ordinary Shares held immediately prior to the Issuer’s IPO (“Initial Shares”) and the Private Units (and Ordinary Shares underlying the Private Units), among other securities. The holders of a majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Initial Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these Ordinary Shares are to be released from escrow. The holders of a majority of the Private Units (and underlying securities) can elect to exercise these registration rights at any time after the Issuer consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Issuer’s Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Escrow Agreement, the Initial Shares, including the Initial Shares owned by Panaga, are held in escrow to be released only if the Issuer’s Business Combination is successfully completed. Subject to certain limited exceptions, 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of one year after the date of the consummation of the Issuer’s Business Combination and the closing price of the Issuer’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s Business Combination and the remaining 50% of such shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the Issuer’s Business Combination or earlier in either case if, subsequent to the Issuer’s Business Combination, the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Pursuant to the Insider Letter Agreements, Mr. Chin and Panaga agreed, among other things, to vote in favor of any proposed Business Combination and that Panaga would not be entitled to receive any liquidation distributions from the Issuer’s trust fund with respect to its Initial Shares or Ordinary Shares underlying the Private Units.

Pursuant to the Subscription Agreement, Panaga agreed not to sell or transfer the Private Units, subject to certain exceptions, until after the Issuer has completed its Business Combination.

Item 7. Material to be filed as Exhibits.

1. Registration Rights Agreement, dated April 30, 2015, by and among the Issuer, initial shareholders of the Issuer and EarlyBirdCapital, Inc. (Incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-199591) (“Registration Statement”), filed on April 30, 2015).

CUSIP No. G05011 104	SCHEDULE 13D	Page 8 of 10 Pages

2. Share Escrow Agreement, dated April 30, 2015, by and among the Issuer, its initial shareholders and the escrow agent (Incorporated by reference to Exhibit 10.3 to the Registration Statement).

3. Form of Letter Agreement by each of Panaga and Kevin T. Chin addressed to the Registrant and EarlyBirdCapital, Inc. (Incorporated by reference to Exhibit 10.1 to the Registration Statement).

4. Subscription Agreement by and among the Issuer, Graubard Miller and Panaga Biosciences (Incorporated by reference to Exhibit 10.7 to the Registration Statement).

5. Letter Agreement among the Issuer, EarlyBirdCapital, Inc. and Kevin T. Chin (Incorporated by reference to Exhibit 10.8 to the Registration Statement).

6. Joint Filing Agreement.

CUSIP No. G05011 104	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2015

/s/ Kevin T. Chin
Kevin T. Chin

THE PANAGA GROUP TRUST

By:	/s/ Kevin T. Chin
Kevin T. Chin
Director

 .

CUSIP No. G05011 104	SCHEDULE 13D	Page 10 of 10 Pages

Exhibit 6

JOINT FILING AGREEMENT

AGREEMENT dated as of May 18, 2015 between Kevin T. Chin and The Panaga Group Trust (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership in Ordinary Shares, $0.0001 par value per share, of Arowana Inc. Each Party hereto agrees that the Schedule 13D, dated May 18, 2015, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

/s/ Kevin T. Chin
Kevin T. Chin

THE PANAGA GROUP TRUST

By:	/s/ Kevin T. Chin
Kevin T. Chin
Director